

Mail Stop 4631

August 26, 2009

Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Kun Tai International Mansion Building, Suite 2315
Yi No. 12, Chaoyangmenwai Avenue
Chaoyang District, Beijing, China 100020

>   **Re: General Steel Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
>   **File No. 001-33717**

Dear Mr. Chen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief